U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for August, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | SASOL’S LAKE CHARLES CHEMICALS PROJECT
(LCCP) ETHANE CRACKER UNIT ACHIEVES BENEFICIAL OPERATION

Sasol Limited
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

SASOL’S LAKE CHARLES CHEMICALS PROJECT (LCCP) ETHANE
CRACKER UNIT ACHIEVES BENEFICIAL OPERATION

In our announcement of 26 August 2019, we confirmed that the 72-hours beneficial operation production test run on the LCCP’s Ethane Cracker was at the halfway mark. This test run has now been completed and we have achieved beneficial operation of the unit.

The plant continues to operate stably at a capacity utilisation of around 50%. The current output is utilised by our downstream units and the remainder is sold to external customers. We continue to focus on improving the ethylene quality and ramp up the plant in accordance with our plans.

28 August 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer – Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative and business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend",
“seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These factors are discussed more fully in our most recent annual report on
Form 20-F filed on 28 August 2018 and in other filings with the United States
Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 August 2019
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title:
Company Secretary